SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333‑13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 25, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, October 25, 2004

FRED GREEN APPOINTED CHIEF OPERATING OFFICER OF CANADIAN PACIFIC RAILWAY

Rob Ritchie, President and Chief Executive Officer of Canadian Pacific Railway, is pleased to announce that the Company’s Board of Directors has approved the appointment of Fred Green to the position of Executive Vice-President and Chief Operating Officer. The appointment is effective immediately.

Mr. Green, who began his career with CPR in 1978, has held senior management positions in both operations and marketing across the railway’s network. He was most recently Executive Vice-President, Operations and Marketing.

In his new position, Mr. Green is responsible for the railway’s operations, including the company’s Integrated Operating Plan, overall train productivity and safety, track network and rail equipment, as well as marketing and sales activities for CPR’s bulk, merchandise, intermodal and logistics groups.

“Fred is an outstanding innovator who has developed products and services that differentiate CPR in the marketplace, while relentlessly pursuing improved productivity, efficiency and safety across our system,” Mr. Ritchie said. “Under his leadership, CPR has developed high-performance, results-oriented teams in marketing and operations. Fred’s appointment demonstrates the depth of proven experience that CPR has in its management team.”

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investors
Len Cocolicchio	Paul Bell, Vice-president, Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca